WhatsApp message template:

Hi, I wanted to share something meaningful.

A few weeks back, we quietly tested the RISEUP Career Studio concept over three days and received $50,000 in early written and verbal commitments from a small pool of friends and family. We were encouraged to move forward with a firmer campaign, so we have begun filing our Form C with the SEC. While that is underway, our campaign is open for reservations, with funds held in escrow.

RISEUP is personal for me. I want to help ambitious young professionals who work hard to get that first job but then discover how challenging the next stage is. RISEUP fills that gap with guidance, clarity, and support. And because we are building a freemium model supported by paid tiers, we can scale to help communities that typically lack access to quality career guidance.

This is both a strong opportunity in a growing market and a chance to change lives. If you want to be part of the journey or learn more, here is the link:

https://wefunder.com/riseupcareerstudio

Thank you for always supporting me and the mission. I hope to see your support. Any contribution, no matter the size, is welcome and appreciated. Feel free to reply if you have any questions or need clarification, if the information on the page does not cover it. Thanks!

LinkedIn message template:

Long-form DM (1st-degree)

Hi {FirstName} — quick, meaningful update.

A few weeks ago we quietly tested the RISEUP Career Studio concept over three days. From a small pool of friends and family, we received $50,000 in early written and verbal commitments. That gave us the confidence to move forward. We've begun filing our Form C with the SEC. While that's underway, our campaign is open for reservations, with funds held in escrow.

RISEUP is personal for me. Ambitious young professionals work hard to land that first role, then hit the "now what?" wall. RISEUP fills that gap with guidance, clarity, and support. We're building a freemium platform with paid tiers to scale access for communities that rarely receive quality career guidance.

This is both a strong opportunity in a growing market and a chance to change lives. If you're open to it, I'd value your early support—of any size—or a share with someone who cares about equitable career mobility. Here's the page: https://wefunder.com/riseupcareerstudio

If anything on the page isn't clear, reply here and I'll send details or hop on a quick call. Grateful for you.

Short-form DM (2nd-degree)

Hi {FirstName} — opening reservations for RISEUP Career Studio (career guidance at scale). A 3-day pilot drew $50K in early commitments. Filing Form C now; funds held in escrow. If this resonates, I would love your support or a share: https://wefunder.com/riseupcareerstudio

Email Template:

Subject: RISEUP Career Studio — opening reservations on Wefunder

Hi {FirstName},

I'm reaching out with a meaningful update and a personal invitation.

A few weeks ago, we quietly tested the RISEUP Career Studio concept over three days. From a small circle of friends and family, we received $50,000 in early written and verbal commitments. That momentum pushed us to begin filing our Form C with the SEC. While that's underway, our campaign is open for reservations, with funds held in escrow. Our full

pitch deck is on Wefunder here:
https://wefunder.com/riseupcareerstudio

A quick bit about me and why I'm building this:

- I've spent my career helping ambitious early-career professionals navigate the "now what?" stage after the first job.

- I've led teams and programs focused on career mobility, mentorship, and accessible skills-building.

- I care about creating pathways for talent that doesn't always have access to quality guidance.

RISEUP fills a real gap. Landing the first role is only the beginning; the next stage is where many stall. We're building a freemium platform that delivers practical guidance, clarity, and support at scale, with paid tiers that help us sustain and extend access to communities that are often overlooked.

Why I'm excited: the market for upskilling and career enablement is growing, yet most solutions feel generic or expensive. RISEUP is designed to be personal, repeatable, and affordable. The pilot response and early commitments suggest strong demand and a path to meaningful impact. It's a rare mix of sustainable business fundamentals and life-changing outcomes.

If this resonates, I'd value your early reservation—of any size—or even a quick share with someone who cares about equitable career growth. Here's the Wefunder page again:
https://wefunder.com/riseupcareerstudio

If anything on the page isn't clear, reply here and I'll send details. Thank you for the support.